Exhibit 99.1

So-Young Reports Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, China, Mar. 21, 2023 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Total revenues were RMB325.1 million (US$47.1 million1), compared to RMB449.5 million in the corresponding period of 2021, in line with our previous guidance.

•	Net income attributable to So-Young International Inc. was RMB31.3 million (US$4.5 million), compared with net loss attributable to So-Young International Inc. of RMB27.7 million in the same period of 2021.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB38.8 million (US$5.6 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB62.9 million in the same period of 2021.

Fourth Quarter 2022 Operational Highlights

•	Average mobile MAUs were 4.0 million, compared with 7.4 million in the fourth quarter of 2021.

•	Number of paying medical service providers on So-Young’s platform was 4,274, compared with 5,327 in the fourth quarter of 2021.

•	Number of medical service providers subscribing to information services on So-Young’s platform was 1,489, compared with 2,085 in the fourth quarter of 2021.

•	Total number of purchasing users through reservation services was 120.4 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB370.2 million.

Fiscal Year 2022 Financial Highlights

•	Total revenues were RMB1,257.9 million (US$182.4 million) in the full year 2022, a decrease of 25.7% from RMB1,692.5 million in the prior year.

•	Net loss attributable to So-Young International Inc. was RMB65.6 million (US$9.5 million) in the full year 2022, compared with a net loss attributable to So-Young International Inc. of RMB8.4 million in the prior year.

•	Non-GAAP net loss attributable to So-Young International Inc. was RMB22.2 million (US$3.2 million) in the full year 2022, compared with RMB139.5 million non-GAAP net income attributable to So-Young International Inc. in the prior year.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8972 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 30, 2022.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So- Young International Inc. excluding share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “2022 is a remarkable year for all of us at So-Young. Despite multiple external headwinds, we have successfully stabilized our core businesses and substantially improved our profitability. In the past fourth quarter, amidst the most severe challenges of the past three years that the operation of many aesthetic service providers was seriously disrupted by COVID-19 pandemic, we strived to achieve quarterly revenue of RMB325.1 million, in-line with our prior guidance. In the meantime, we significantly enlarged our profit scale from the third quarter by achieving non-GAAP net income attributable to So-Young International Inc. of RMB38.8 million, thanks to the optimized cost structure and increased efficiency. As of the end of 2022, our cash balance remained at a level of nearly RMB1.6 billion, which provides us with solid financial flexibility when exploring new business growth opportunities in the year ahead. ”

“Looking into 2023, we will continue to scale up our existing business, leveraging the multi-year experience and insights of the industry, the loyal user base and our strong relationship with thousands of institution partners. At the same time, we will increase our investments in So-Young Prime, a one-stop aesthetic service offering endorsed by ourselves by integrating product, doctor and institution resources. We believe such product will diversify our revenue streams and it will be supported by our unique strength and as a barrier for our competitors. In summary, we are still optimistic about the long-term prospect of Chinese aesthetic sector. With the re-open of business activities in China, we expect to see a gradual recovery of consumer spending and the return of our business growth.”Mr. Jin concluded.

Fourth Quarter 2022 Financial Results

Revenues

Total revenues were RMB325.1 million (US$47.1 million), a decrease of 27.7% from RMB449.5 million in the same period of 2021. The decrease was primarily due to a decrease in average revenue per paying medical service provider. The decrease in average revenue per paying medical service provider was primarily due to: 1) COVID-19 control measures and the surge of COVID-19 cases, especially in major areas in China, limited people's visit to offline service providers; 2) pressure on overall Chinese consumer market.

•	Information services and other revenues were RMB233.9 million (US$33.9 million), a decrease of 32.1% from RMB344.3 million in the same period of 2021. The decrease was primarily due to a decrease in the number of paying medical service providers subscribing to information services.

•	Reservation services revenues were RMB26.0 million (US$3.8 million), a decrease of 37.2% from RMB41.4 million in the same period of 2021. The decrease was primarily due to COVID-19 control measures and the surge of COVID-19 cases, especially in major areas in China, limited people's visit to offline service providers.

•	Sales of equipment and maintenance services revenues were RMB65.3 million (US$9.5 million) and RMB63.8 million in the fourth quarter of 2022 and 2021, respectively, from Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”).

Cost of Revenues

Cost of revenues was RMB88.2 million (US$12.8 million), a decrease of 30.6% from RMB127.1 million in the fourth quarter of 2021. The decrease was primarily due to measures taken to improve cost structure. Cost of revenues included share-based compensation expenses of RMB1.0 million (US$0.1 million), compared with RMB5.8 million in the corresponding period of 2021.

Operating Expenses

Total operating expenses were RMB212.6 million (US$30.8 million), a decrease of 42.8% from RMB371.9 million in the fourth quarter of 2021.

•	Sales and marketing expenses were RMB98.4 million (US$14.3 million), a decrease of 35.6% from RMB152.7 million in the fourth quarter of 2021. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses included share-based compensation expenses of RMB0.4 million (US$0.1 million), compared with RMB3.7 million in the corresponding period of 2021.

•	General and administrative expenses were RMB73.2 million (US$10.6 million), a decrease of 14.8% from RMB85.9 million in the fourth quarter of 2021. The change was primarily due to a decrease in share-based compensation expenses, partially offset by an increase in payroll costs and professional services fees. General and administrative expenses included share-based compensation expenses of RMB4.3 million (US$0.6 million), compared with RMB32.3 million in the corresponding period of 2021.

•	Research and development expenses were RMB41.1 million (US$6.0 million), a decrease of 39.2% from RMB67.5 million in the fourth quarter of 2021. The decrease was primarily attributable to a decrease in payroll costs. Research and development expenses included share-based compensation expenses of RMB1.8 million (US$0.3 million), compared with RMB7.1 million in the corresponding period of 2021.

Income tax benefits/(expenses)

Income tax benefits were RMB2.4 million (US$0.4 million), compared with income tax expenses of RMB10.1 million in the same period of 2021.

Net income/(loss) attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB31.3 million (US$4.5 million), compared with a net loss attributable to So-Young International Inc. of RMB27.7 million in the fourth quarter of 2021.

Non-GAAP net income attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc., was RMB38.8 million (US$5.6 million), compared with RMB62.9 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2021.

Basic and Diluted Earnings/(loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.29 (US$0.04) and RMB0.29 (US$0.04), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.26 and RMB0.26, respectively, in the same period of 2021.

Fiscal Year 2022 Financial Results

Revenues

Total revenues were RMB1,257.9 million (US$182.4 million), a decrease of 25.7% from RMB1,692.5 million in fiscal year 2021.

•	Information services and other revenues were RMB888.5 million (US$128.8 million), a decrease of 31.9% from RMB1,304.5 million in fiscal year 2021. The decrease was primarily due to a decrease in the number of paying medical service providers subscribing to information services.

•	Reservation services revenues were RMB128.7 million (US$18.7 million), a decrease of 53.4% from RMB276.1 million in fiscal year 2021. The decrease was primarily due to control measures caused by the resurgence of COVID-19 in China and adoption of an operating strategy which gave higher subsidies to end users.

•	Sales of equipment and maintenance services revenues were RMB240.7 million (US$34.9 million), from Wuhan Miracle.

Cost of Revenues

Cost of revenues were RMB393.3 million (US$57.0 million), an increase of 19.9% from RMB327.9 million in fiscal year 2021. The increase was primarily due to the consolidation of Wuhan Miracle. In addition, cost of revenues for fiscal year 2022 included share-based compensation expenses of RMB8.3 million (US$1.2 million) compared to RMB18.8 million in fiscal year 2021.

Operating Expenses

Total operating expenses were RMB967.4 million (US$140.3 million), a decrease of 30.8% from RMB1,397.1 million in fiscal year 2021.

•	Sales and marketing expenses were RMB472.1 million (US$68.4 million), a decrease of 40.4% from RMB792.5 million in fiscal year 2021. The decrease was primarily due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses for fiscal year 2022 included share-based compensation expenses of RMB6.8 million (US$1.0 million), compared to RMB9.8 million in fiscal year 2021.

•	General and administrative expenses were RMB260.2 million (US$37.7 million), an increase of 3.2% from RMB252.2 million in fiscal year 2021. The increase was primarily due to an increase in staff costs and professional services fees. General and administrative expenses for 2022 included share-based compensation expenses of RMB19.0 million (US$2.8 million), compared to RMB56.7 million in fiscal year 2021.

•	Research and development expenses were RMB235.1 million (US$34.1 million), a decrease of 18.0% from RMB286.6 million in fiscal year 2021. The decrease was primarily attributable to a decrease in payroll costs. Research and development expenses for 2022 included share-based compensation expenses of RMB9.3 million (US$1.3 million), compared to RMB20.9 million in fiscal year 2021.

Income tax benefits/(expenses)

Income tax benefits were RMB21.0 million (US$3.0 million), compared with an income tax expense of RMB21.2 million in fiscal year 2021. The increase in income tax benefits was primarily due to the refund of income tax of RMB12.6 million in the third quarter of 2022 based on the final 2021 tax return filing result.

Net loss attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB65.6 million (US$9.5 million), compared with a net loss attributable to So-Young International Inc. of RMB8.4 million in fiscal year 2021.

Non-GAAP net (loss)/income attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc., was RMB22.2 million (US$3.2 million), compared with RMB139.5 million non-GAAP net income attributable to So-Young International Inc. in fiscal year 2021.

Basic and Diluted loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.61 (US$0.09) and RMB0.61 (US$0.09), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.08 and RMB0.08 in fiscal year 2021.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of December 31, 2022, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,585.3 million (US$229.8 million), compared with RMB1,756.0 million as of December 31, 2021.

Business Outlook

For the first quarter of 2023, So-Young expects total revenues to be between RMB290 million (US$42.0 million) and RMB310 million (US$44.9 million), representing a decrease of 3.4% and an increase of 3.2% from the same period in 2022. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of goodwill and intangible assets from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. This is not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Tuesday, March 21, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 28, 2023. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	2937673

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,331,968	694,420	100,681
Restricted cash and term deposits	15,119	14,908	2,161
Trade receivables	54,829	36,006	5,220
Inventories, net	91,812	120,480	17,468
Receivables from online payment platforms	18,864	14,787	2,144
Amounts due from related parties	14,038	33,382	4,840
Term deposits and short-term investments	408,946	875,955	127,002
Prepayment and other current assets	91,842	126,889	18,397
Total current assets	2,027,418	1,916,827	277,913
Non-current assets:
Long-term investments	252,500	227,959	33,051
Intangible assets	193,955	169,280	24,543
Goodwill	540,693	540,693	78,393
Property and equipment, net	124,576	116,184	16,845
Deferred tax assets	47,520	64,739	9,386
Operating lease right-of-use assets	95,609	62,898	9,119
Other non-current assets	48,097	99,293	14,396
Total non-current assets	1,302,950	1,281,046	185,733
Total assets	3,330,368	3,197,873	463,646

Liabilities
Current liabilities:
Taxes payable	48,571	74,580	10,813
Contract liabilities	139,155	110,159	15,972
Salary and welfare payables	103,624	72,532	10,516
Amounts due to related parties	681	5,895	855
Accrued expenses and other current liabilities	376,841	224,589	32,561
Operating lease liabilities-current	43,529	50,285	7,291
Total current liabilities	712,401	538,040	78,008
Non-current liabilities:
Operating lease liabilities-non current	62,356	20,972	3,041
Deferred tax liabilities	38,577	30,993	4,494
Total non-current liabilities	100,933	51,965	7,535
Total liabilities	813,334	590,005	85,543

Shareholders’ equity:
Treasury stock	(217,712)	(232,835)	(33,758)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2021 and December 31, 2022; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, respectively)	230	236	33
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2021 and December 31, 2022; 12,000,000 shares issued and outstanding as of December 31, 2021 and December 31, 2022)	37	37	5
Additional paid-in capital	2,999,562	3,043,971	441,334
Statutory reserves	20,331	29,027	4,209
Accumulated deficit	(272,368)	(346,618)	(50,255)
Accumulated other comprehensive (loss)/income	(83,891)	4,107	595
Total So-Young International Inc. shareholders’ equity	2,446,189	2,497,925	362,163
Non-controlling interests	70,845	109,943	15,940
Total shareholders’ equity	2,517,034	2,607,868	378,103
Total liabilities and shareholders’ equity	3,330,368	3,197,873	463,646

SO-YOUNG INTERNATIONAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services and others	344,315	233,877	33,909	1,304,455	888,475	128,817
Reservation services	41,372	25,966	3,765	276,052	128,668	18,655
Sales of equipment and maintenance services	63,836	65,303	9,469	111,956	240,731	34,903
Total revenues	449,523	325,146	47,143	1,692,463	1,257,874	182,375
Cost of revenues	(127,090)	(88,202)	(12,788)	(327,889)	(393,292)	(57,022)
Gross profit	322,433	236,944	34,355	1,364,574	864,582	125,353
Operating expenses:
Sales and marketing expenses	(152,656)	(98,358)	(14,261)	(792,484)	(472,092)	(68,448)
General and administrative expenses	(85,852)	(73,175)	(10,609)	(252,214)	(260,208)	(37,727)
Research and development expenses	(67,519)	(41,066)	(5,954)	(286,567)	(235,087)	(34,084)
Impairment of goodwill and intangible assets	(65,879)	-	-	(65,879)	-	-
Total operating expenses	(371,906)	(212,599)	(30,824)	(1,397,144)	(967,387)	(140,259)
(Loss)/income from operations	(49,473)	24,345	3,531	(32,570)	(102,805)	(14,906)
Other income/(expenses):
Investment income, net	927	267	39	8,931	4,264	618
Interest income	3,654	10,276	1,490	19,328	28,883	4,188
Exchange gains/(losses)	33	23	3	(4,766)	(492)	(71)
Impairment of long-term investment	-	-	-	(17,850)	(7,945)	(1,152)
Share of losses of equity method investee	(746)	(6,215)	(901)	(1,522)	(17,223)	(2,497)
Others, net	2,208	646	94	12,044	8,246	1,196
(Loss)/income before tax	(43,397)	29,342	4,256	(16,405)	(87,072)	(12,624)
Income tax (expenses)/benefits	(10,145)	2,423	351	(21,231)	20,965	3,040
Net (loss)/income	(53,542)	31,765	4,607	(37,636)	(66,107)	(9,584)
Net loss/(income) attributable to noncontrolling interests	25,806	(492)	(71)	29,265	553	80
Net (loss)/income attributable to So-Young International Inc.	(27,736)	31,273	4,536	(8,371)	(65,554)	(9,504)

SO-YOUNG INTERNATIONAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.34)	0.38	0.06	(0.10)	(0.79)	(0.11)
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(0.34)	0.38	0.06	(0.10)	(0.79)	(0.11)
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.26)	0.29	0.04	(0.08)	(0.61)	(0.09)
Net (loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.26)	0.29	0.04	(0.08)	(0.61)	(0.09)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	81,304,182	82,925,288	82,925,288	81,680,504	82,665,269	82,665,269
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	81,304,182	83,083,826	83,083,826	81,680,504	82,665,269	82,665,269

Share-based compensation expenses included in:
Cost of revenues	(5,830)	(979)	(142)	(18,768)	(8,282)	(1,201)
Sales and marketing expenses	(3,719)	(439)	(64)	(9,808)	(6,781)	(983)
General and administrative expenses	(32,259)	(4,337)	(629)	(56,705)	(19,021)	(2,758)
Research and development expenses	(7,106)	(1,754)	(254)	(20,869)	(9,252)	(1,341)

* Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
GAAP (loss)/income from operations	(49,473)	24,345	3,531	(32,570)	(102,805)	(14,906)
Add back: Share-based compensation expenses	48,914	7,509	1,089	106,150	43,336	6,283
Add back: Impairment of goodwill and intangible assets	65,879	-	-	65,879	-	-
Non-GAAP income/(loss) from operations	65,320	31,854	4,620	139,459	(59,469)	(8,623)

GAAP net (loss)/income attributable to So-Young International Inc.	(27,736)	31,273	4,536	(8,371)	(65,554)	(9,504)
Add back: Share-based compensation expenses	48,914	7,509	1,089	106,150	43,336	6,283
Add back: Impairment of goodwill and intangible assets attributable to So-Young International Inc.	41,748	-	-	41,748	-	-
Non-GAAP net income/(loss) attributable to So-Young International Inc.	62,926	38,782	5,625	139,527	(22,218)	(3,221)